MMC Norilsk Nickel

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

082-04270

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

April 16, 2007

[redacted]

07022730

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finai.
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~(82-3167)~~
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the event that may significantly affect the price of the Company's securities dated April 12, 2007
2. Press release dated April 5, 2007: Alexey Zhdanov, a new head of the General Director's office at MMC Norilsk Nickel
3. Press release dated April 4, 2007: MMC Norilsk Nickel established corporate university
4. Press release dated April 3, 2007: Norilsk Nickel Magazine was named the best among industrial corporate printed media
5. Information on the event that may significantly affect the price of the Company's securities dated April 2, 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

4/19

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/info/

2. Subject matter of the information

Type of license: ***Subsoil use license for geological exploration of the Koevskaya area for sulfide copper-nickel ore.***
Number of license: ***DUD 11810 TP***
Date of license issue: ***October 16, 2003***
Issuing authority: ***Ministry of Natural Resources of the Russian Federation***
License expiration date: ***September 01, 2008***
Material conditions of the license:

1. ***Approval of the geological plan – by December 30, 2003. Executed.***
2. ***Beginning of field survey by June 30, 2004. Field survey actually began in 2003.***
3. ***Completion of the exploration stage — by December 30, 2006. Executed. A report on exploration results was drawn up and submitted for revision to Taimyrnedra.***

Geological exploration was abolished whereas no prospective claims had been identified in the licensed territory.
Type of event that occurred with regards to the license: ***Early termination of the right for subsoil use.***
The date on which the notification of license issue was received: ***April 12, 2007***
The date on which the relevant resolution with regards to the license comes into force: ***April 16, 2007***

Representative of MMC Norilsk Nickel — ***D.A. Usanov***
(Power of Attorney No. ГМК-115/70-нм of December 27, 2006.)

April 12, 2007

05.04.2007

Alexey Zhdanov, a new head of the General Director's office at MMC Norilsk Nickel

Alexey Zhdanov, former Deputy Director for management system development at the Company's Polar Division, has been appointed Head of the General Director's Office.

'Such aspects of the corporate governance as management system efficiency and corporate conduct have always been in the focus of the Company's attention. We are currently implementing a new management model that meets the latest standards, and the goal of the General Director's Office is to ensure compliance with this model, as well its further improvement', - noted A. Zhdanov.

Alexey Zhdanov was born on March 23, 1962 in Moscow and graduated in 1984 from the Moscow Financial Institute as specialist in international economic relations.

Mr. Zhdanov joined MMC Norilsk Nickel in 2000 as Deputy General Director and later he became Deputy Director of the Polar Division. He supervised the matters related to the Company's strategic development, corporate governance improvement, shareholders and investor relations, management reporting, organizational development and reformation of corporate and organizational structures.

A. Zhdanov is PhD in Economics.

Married, two children.

04.04.2007

MMC Norilsk Nickel established corporate university

One more structural unit has been established by MMC Norilsk Nickel. On April 1, 2007 the Corporate Educational Centre (Moscow Head Office of the Company) and Personnel Training Centre (Polar Branch, Norilsk) were merged into Norilsk Nickel Corporate University, a non-governmental educational institution.

The new division will responsible for all internal corporate procedures related to personnel education and training. Moreover, the Corporate University will carry out analysis of the Group's labor needs.

Norilsk Nickel Corporate University is an entity duly established under the Federal Education Law, and has a wide range of licenses to perform as an educational institution.

According to the University Rector Mr. Veniamin Kaganov, 'The level of education in our institution will be certainly higher than in traditional learning centres. Our existing and future programs are devised so as to provide skills and knowledge of university level. We shall invite the leading specialists of the Company and the best lecturers from other educational institutes and universities to participate in our courses and classes'.

Mr. Kaganov also notes that the Corporate University plans to provide education and training services to third-party customers in the longer term, thus stepping out on the CIS market as a leading corporate educational institution.

MMC Norilsk Nickel currently runs about 6,000 learning programs and training courses for 300 most important professions. In 2006, more than 30,000 employees of the Company took part in various corporate educational programs.

03.04.2007

Norilsk Nickel Magazine was named the best among industrial corporate printed media

Association of Russian Corporate Media named Norilsk Nickel magazine the best corporate periodical in the category Metallurgy. The contest was held in Moscow at the IV Annual International Conference The role of communications and corporate media in strategic corporate management. 183 media were nominated.

Media Platforma LLC, the publisher of Norilsk Nickel magazine, presented copies of the first issue in 2007, which had been redesigned. The new design was elaborated by Izdatelsky Sindicat LLC (subsidiary of Kommersant Publishing house). Izdatelsky Sindicat won the tender Media Platforma held in autumn of 2006.

Norilsk Nickel magazine is a corporate periodical of MMC Norilsk Nickel. It publishes stories on Norilsk Nickel Company, its employees, partners, events in international and domestic metallurgy. The key project idea is to show the role of a person in managerial and technological processes of one of the world's largest companies and to reflect the most important events taking place in the regions where Norilsk Nickel subsidiaries operate.

Since 2002 the full colour magazine is issued on 52 pages eight times a year. The circulation of each issue is 15,600 copies. The magazine is printed in Moscow and distributed for the most part on subscription among the Company's best employees in Norilsk and Krasnoyarsk (Krasnoyarsk area), Dudinka (Taimyr (Dolgano-Nenets) Autonomous District), Moscow, Saint-Petersburg, Monchegorsk, Zapolyarny (Murmansk area), and Sochi (Krasnodar area). Besides, the magazine is available to the Company's offices based abroad in London and Paris.

The electronic version of the magazine including its English version can be found at www.nn.nornik.ru.

The magazine won The Communicator Awards 2005 (USA) in the category Electronic Corporate Magazines, was named the best within a prestigious PR contest PROBA – IPRA GWA 2004 (RF) in the nomination Corporate Periodical of the Year and took prizes at a number of other national corporate media contests.

The magazine targets the Company's employees, residents of cities where Norilsk Nickel subsidiaries operate. The ratio the Company's employees to workers among the readership is 20/80. Sixty-four per cent of magazine readers are men and 36% are women. The average age of the readership is 40.

MMC Norilsk Nickel is the founder of the magazine; Media Platforma LLC is its publisher since 2005 (tel.: +7 (495) 786 83 25, fax: +7 (495) 786 83 50)

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/info/

2. Subject matter of the information

Date of the Board of Directors' meeting: *April 2, 2007;*
Date and number of the Protocol of the Board of Directors' meeting when the resolution was adopted: *April 2, 2007; No. ГМК/8-пр-сд;*

Re.: The Management Board of OJSC MMC Norilsk Nickel.

Resolved:

1. *Starting from April 3, 2007, the Management Board of MMC Norilsk Nickel will consist of eight members.*
2. *Starting from April 3, 2007, the Management Board will be comprised of the following members:*

Chairman of the Management Board:

Morozov D.S.- General Director of MMC Norilsk Nickel;

Members of the Management Board:

Komarov I.A. - Deputy General Director of MMC Norilsk Nickel, Head of Finance & Economics functional block;

Kotlyar Yu.A. - Member of the Management Board of MMC Norilsk Nickel, General Director of RAO Norilsk Nickel;

Morgan R.T. - Deputy General Director of MMC Norilsk Nickel, Head of Mining and Metallurgical complex and Development Strategy block;

Rozenberg J.I. - Deputy General Director of MMC Norilsk Nickel, Head of Technical Regulation and Environment Management functional block;

Sprogis V.E.- Deputy General Director of MMC Norilsk Nickel, Head of marketing and sales complex;

Tomenko V.P. - Director of the Polar Division of MMC Norilsk Nickel;

Finsky M.V. - Deputy General Director of MMC Norilsk Nickel, Head of Geological complex.

Additional information on the MMC Norilsk Nickel Management Board members:

Name: ***Morozov Denis Stanislavovich;***
Share in the authorized capital of the Company: ***0.000004%;***
Block of ordinary shares of the Company: ***0.000004%;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Komarov Igor Anatolievich;***
Share in the authorized capital of the Company: ***none;***
Stock of ordinary shares of the Company: ***none;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Kotlyar Yuri Alekseevich;***
Share in the authorized capital of the Company: ***none;***
Stock of ordinary shares of the Company: ***none;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Morgan Ralph Tavakolian;***
Share in the authorized capital of the Company: ***none;***
Stock of ordinary shares of the Company: ***none;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Rozenberg Jokves Iosifovich;***
Share in the authorized capital of the Company: ***0.00047%;***
Stock of ordinary shares of the Company: ***0.00047%;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Sprogis Viktor Evgenievich;***
Share in the authorized capital of the Company: ***none;***
Stock of ordinary shares of the Company: ***none;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Tomenko Viktor Petrovich;***
Share in the authorized capital of the Company: ***0.00014%;***
Stock of ordinary shares of the Company: ***0.00014%;***

Share in the authorized capital of the Company's subsidiaries and/or affiliates:
OJSC Enisey River Shipping Company: ***0.00024%;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates:
OJSC Enisey River Shipping Company: ***0.00031%;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none;***

Name: ***Finsky Maksim Valerievich***
Share in the authorized capital of the Company: ***none;***
Stock of ordinary shares of the Company: ***none;***
Share in the authorized capital of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company's subsidiaries and/or affiliates: ***none;***
Stock of ordinary shares of the Company and/or its subsidiaries and affiliates that the member may acquire through exercising option rights provided to him by the Issuer and/or its subsidiaries and affiliates: ***none.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney No. ГМК-115/70-нт of December 27, 2006.)

April 2, 2007

END